SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2011

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number   0-14616

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J & J Snack Foods Corp.
6000 Central Highway
Pennsauken, NJ  08109

Financial Statements and Report of Independent Registered Public Accounting Firm

J&J Snack Foods Corp. 401(k) Profit Sharing Plan

December 31, 2011 and 2010

C O N T E N T S

Report of Independent Registered Public Accounting Firm

Trustees
J & J Snack Foods Corp. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the J & J Snack Foods Corp. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Philadelphia, Pennsylvania

June 28, 2012

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR  BENEFITS

	December 31,

ASSETS	2011	2010

Investments at fair value	$64,847,821	$63,538,595

Receivables
Notes receivable from participants	4,203,313	3,375,545
Employer contributions	161	19,905
Participant contributions	79	38,009

Total receivables	4,203,553	3,433,459

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$69,051,374	$66,972,054

The accompanying notes are an integral part of these statements.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR  BENEFITS

Year ended December 31, 2011

Additions
Additions/Decreases to net assets attributed to
Investment income
Net depreciation in fair value of investments	$(1,167,636)
Interest and dividend income	1,126,196
Total loss on investments	(41,440)
Interest income on notes receivable from participants	172,878

Contributions
Employer	1,510,050
Participant rollover from acquired business	3,376,305
Participants	3,581,747
Participant rollover	121,454

Total contributions	8,589,556

Total additions	8,720,994

Deductions
Deductions from net assets attributed to
Benefits paid to participants	(6,570,798)
Administrative expenses	(70,876)

Total deductions	(6,641,674)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,079,320

Net assets available for benefits
Beginning of year	66,972,054

End of year	$69,051,374

The accompanying notes are an integral part of this statement.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE A - DESCRIPTION OF THE PLAN

The following description of the J & J Snack Foods Corp. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General

The Plan is a defined contribution plan covering all employees of J & J Snack Foods Corp. (the Company) who have one year of service and are age 21 or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. Contributions

Each year, participants may make a pretax contribution deferring no less than 2% or more than 25% of total compensation, as defined by the Plan, subject to Internal Revenue Service (“IRS”) regulations. For 2011, a participant’s tax-deferred contribution was limited to $16,500.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants who have attained the age of  50 before the end of the Plan year were eligible to make an additional $5,500 catch-up contribution. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 17 investment options for participants, one of which is common stock of the Plan sponsor, J&J Snack Foods Corp.

The Company may contribute:
•
A discretionary matching contribution equal to a percentage of the amount of the salary reduction elected for deferral by each participant (in 2011, 60% of employee’s salary reduction up to 5% of salary).  This percentage will be determined each year by the Company.

•
On behalf of each non-highly compensated participant, a special discretionary contribution equal to a percentage of the participant’s compensation.  This percentage will be determined each year by the Company. There was no such contribution in 2011.

•	A discretionary amount in addition to the special contribution, which will be determined each year by the Company. There was no such contribution in 2011.

3. Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and, (b) Plan earnings net of expenses, and (c) forfeitures of terminated participants’ nonvested accounts, and (d) allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants have the ability to make daily transfers of all or a portion of employee and employer contributions to their account from one fund to another in multiples of 5% of the fund balance.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

NOTE A - DESCRIPTION OF THE PLAN – Continued

4.	Vesting

Participants are 100% vested in their salary reduction contributions plus actual earnings thereon.  Vesting in the Company’s match contribution is based on years of service.  Participants are vested at a rate of 20% for each year of service from years two to six (fully vested after six years).

5. Payment of Benefits

On termination of service, retirement, death or disability, benefits are payable in a lump sum form at the election of the participant.

In-service withdrawals of all or a portion of a participant’s vested account balance may be made by participants who have attained the age of 59 ½. As allowed under IRS rules, participants may withdraw funds from their vested accounts while employed to satisfy an immediate and heavy financial need, which is considered a hardship withdrawal. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax due to early withdrawal. Participants may not contribute to the Plan for six months following a hardship withdrawal.

6. Notes Receivable from Participants

The trustee may make loans from the Plan to participants in accordance with the Plan document.  All loans bear interest rates that are commensurate with local prevailing rates at date of issuance as determined by Plan administrator. The interest rates range from 4.25% to 9.50%.  Participants may borrow up to 50% of their vested balance up to $50,000.  All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer. Loans are secured by the portion of the vested balance in the participant’s account that is equal to the amount that is loaned to the participant.  Principal and interest is paid ratably through monthly payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

7. Forfeited Accounts

Forfeitures are allocated to participants' accounts in proportion to each participant's percentage of the total discretionary matching contribution for the year. Unallocated forfeitures as of December 31, 2011 and 2010 were $26,210 and $19,253, respectively. Forfeitures allocated during 2011 totaled $19,253.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Basis of Accounting The financial statements of the plan are prepared on the accrual basis of accounting.

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

3. Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The change in fair value of investments during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year or costs of purchases during the year and is reflected in the statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments. See note B5 for discussion of fair value measurements.

The purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

4.  New Accounting Pronouncements

In January 2010, the FASB issued guidance to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3 assets and liabilities. The Plan adopted this new guidance in the year ending December 31, 2010 except for the provisions of this guidance that were  effective in the year ending December 31, 2011 which were adopted this year. The adoption of this guidance did not have any impact on the Plan’s financial statements.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

In September 2010, the FASB issued an amendment which provides guidance on how loans to participants should be classified and measured by defined contribution plans. That guidance requires participant loans to be classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted this new guidance in its December 31, 2010 financial statements. Net assets of the Plan were not affected by the adoption of the new guidance.

In May 2011, the FASB issued amended standards that revised the application of the valuation premise of highest and best use of an asset, the application of premiums and discounts for fair value determination, as well as the required disclosures for transfers between Level 1 and Level 2 fair value measures and the highest and best use of nonfinancial assets. The update provides additional disclosures regarding Level 3 fair value measurements and clarifies certain other existing disclosure requirements. The new guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Net Assets of the Plan are not expected to be affected by the adoption of the new guidance.

5.  Fair Value Measurements
The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan adopted accounting guidance which requires enhanced disclosures about investments that are measured and reported at fair value. That guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:

•   quoted prices for similar assets or liabilities in active markets;

•   quoted prices for identical or similar assets or liabilities in inactive markets;

•   inputs other than quoted prices that are observable for the asset or liability;

•   inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable input.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Registered Investment Company Mutual Funds: These investments are public investment securities valued at net asset value (“NAV”). NAV is used as a practical expedient for fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market on which the securities are traded. Shares of registered investment companies are classified as Level 1 investments.

J&J Snack Foods Corp Common Stock Fund: This fund represents employer securities valued at the closing price reported on the active market on which the individual securities are traded. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices. The common stock is classified as a Level 1 investment.

Common/Collective Trust Fund: This investment is a public investment security valued at NAV. NAV is used as a practical expedient for fair value. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market or have observable inputs. The common/collective trust fund with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. The common/collective trust fund is classified as a Level 2 investment.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present information about the Plan’s investments measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such value.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued
	Fair Value Measurements Using Input Type
	Total Fair Value as of December 31, 2011	Level 1	Level 2	Level 3
Common stock fund	$11,196,670	$11,196,670	$-	$-
Fixed Income	$3,129,116	$3,129,116	$-	$-
Balanced	$12,883,833	$12,883,833
Growth	$15,099,087	$15,099,087
Aggressive Growth	$14,250,481	$14,250,481
Income	$1,544,265	$1,544,265
Other	$2,653,590	$2,653,590
Total Mutual Funds	$49,560,372	$49,560,372
Common/Collective trust funds	$4,090,779	$-	$4,090,779	$-
Total investments measured at fair value	$64,847,821	$60,757,042	$4,090,779

	Fair Value Measurements Using Input Type
	Total Fair Value as of December 31, 2010	Level 1	Level 2	Level 3
Common stock fund	$10,444,788	$10,444,788	$-	$-
Fixed Income	$3,271,240	$3,271,240
Balanced	$12,102,383	$12,102,383
Growth	$15,957,940	$15,957,940
Aggressive Growth	$15,143,693	$15,143,693
Income	$651,468	$651,468
Other	$2,885,818	$2,885,818
Total Mutual Funds	$50,012,542	$50,012,542	$-	$-
Common/Collective trust funds	$3,081,265	$-	$3,081,265	$-
Total investments measured at fair value	$63,538,595	$60,457,330	$3,081,265

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

For the year ended December 31, 2011, there were no transfers in or out of levels 1, 2 or 3.

6. Reclassifications
Certain amounts in the 2010 financial statements have been reclassified for comparative purposes to conform to the presentation in the 2011 financial statements.
7. Payment of Benefits
Benefits are recorded when paid.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

8. Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

9. Administrative Expenses
Administrative expenses of the Plan are paid by the Plan. There are other costs associated with the Plan that are paid by the Company.

NOTE C - INVESTMENTS

The following table presents the fair value of investments as of December 31, 2011 and 2010 and items representing 5% or more of the Plan’s net assets are separately identified.

Investments	2011	2010
J&J SNACK FOODS CORP. COMMON STOCK	$11,196,670	$10,444,788
T. ROWE PRICE GROWTH STOCK-ADV	$3,566,001	$3,644,318
MFS MODERATE ALLOCATION A	$7,071,328	$6,698,855
MFS GROWTH ALLOCATION A	$5,873,355	$6,101,636
MFS AGGRESSIVE GROWTH ALLOCATION A	$14,250,481	$15,143,693
MFS CONSERVATIVE ALLOCATION A	$4,218,790	$4,114,494
FIXED FUND INSTITUTIONAL	$4,090,779	$3,081,265
OTHER	$14,580,417	$14,309,546
TOTAL	$64,847,821	$63,538,595

During 2011, the Plan’s investments (including realized and unrealized gains and losses) depreciated in value by $1,167,636 as follows:

Mutual funds	$(2,221,652)
Common stock	1,054,016

$(1,167,636)

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

NOTE D - RELATED PARTY TRANSACTIONS

At December 31, 2011 and 2010, investments include 204,691 and 211,179 shares of the Corporation's unitized stock fund valued at $11,196,670 and $10,444,788, respectively.

Certain Plan investments are shares of mutual funds and common collective trusts managed by the trustee.

Accordingly, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE E – TAX STATUS

The Plan is a Non-standardized 401(K) Profit Sharing Prototype Plan (“Prototype Plan”) sponsored by Hartford Retirement Services, LLC and adopted by the Company. The Prototype Plan obtained its latest opinion letter on March 31, 2008, in which the IRS stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has not requested its own determination letter from the IRS. The Plan administrator believes that the Plan is currently designed and being operated in all material respects in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax exempt as of the financial statement dates.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine examinations by the Department of Labor and the Internal Revenue Service.

NOTE F - TRUST AGREEMENT

Effective August 31, 2004, the Company entered into a trust agreement with MFS Heritage Trust Company which was subsequently assigned to and accepted by Reliance Trust Company on April 1, 2008. Under the terms of this agreement, the Trustee will hold, invest and reinvest the Plan’s funds. The Company has no right, title or interest in or to the trust fund maintained under this agreement.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

NOTE G - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE H – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2011	2010

Net assets available for benefits per the financial statements	$69,051,374	$66,972,054

Contributions receivable (1)	(240)	(57,914)

Net assets available for benefits per Form 5500	$69,051,134	$66,914,140

(1)
Amount represents the difference between amounts accrued for contribution receivable per Form 5500 and the financial statements. The financial statements accrued contributions receivable as of December 31, 2011 and 2010.

The following is a reconciliation of the Plan’s changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2011:

2011

Change in net assets available for benefits per the financial statements	$2,079,320

Plus contribution receivable at December 31, 2010	57,914
Less contribution receivable at December 31, 2011	(240)

Change in net assets available for benefits per the Form 5500	$2,136,994

SUPPLEMENTAL INFORMATION

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31,2011

Name of Plan:	J&J SNACK FOODS CORP 401(k) PROFIT SHARING PLAN
Three Digit Plan Number:	001
Employer Identification#	22-1935537
Plan Sponsor's Name:	J&J SNACK FOODS CORP

	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
*	MFS GOVERNMENT SECURITIES A	Registered Investment Company Mutual Fund	**	3,129,116
*	MFS CONSERVATIVE ALLOCATION A	Registered Investment Company Mutual Fund	**	4,218,790
*	MFS MODERATE ALLOCATION A	Registered Investment Company Mutual Fund	**	7,071,328
*	MFS GROWTH ALLOCATION A	Registered Investment Company Mutual Fund	**	5,873,355
*	MFS AGGRESSIVE GROWTH ALLOCATION A	Registered Investment Company Mutual Fund	**	14,250,481
	DAVIS NY VENTURE A	Registered Investment Company Mutual Fund	**	2,776,230
	AMERICAN FUNDS AMCAP R3	Registered Investment Company Mutual Fund	**	948,222
	OPPENHEIMER GLOBAL A	Registered Investment Company Mutual Fund	**	2,653,590
	T.ROWE PRICE GROWTH STOCK-ADV	Registered Investment Company Mutual Fund	**	3,566,001
	PIMCO DIVERSIFIED INC FUND-A	Registered Investment Company Mutual Fund	**	1,544,265
	J P MORGAN INTREPID VALUE FUND-A	Registered Investment Company Mutual Fund	**	751,811
	DAVIS OPPORTUNITY FUND-A	Registered Investment Company Mutual Fund	**	565,632
	GOLDMAN SACHS GROWTH & INCOME-A	Registered Investment Company Mutual Fund	**	544,684
	J P MORGAN SMALL CAP EQUITE	Registered Investment Company Mutual Fund	**	617,836
	BLACKROCK GLOBAL ALLOCATION	Registered Investment Company Mutual Fund	**	1,049,031
*	FIXED FUND INSTITUTIONAL	Common Collective Trust	**	4,090,779
	J & J STOCK FUND	Employer Securities	**	11,196,670

	Total Funds			64,847,821

*	NOTES RECEIVABLE FROM PARTICIPANTS	Low-High Interest Rate 4.25% to 9.50%		4,203,313

				69,051,134

	*Party-in-interest
	**Cost omitted: all investments are participant-directed.

EXHIBIT INDEX

	Exhibit Number	Description

	23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

Date: June 28, 2012	/s/ Dennis G. Moore

Dennis G. Moore Plan Administrator